

November 21, 2014

Via E-mail
John Bentivoglio
Chief Executive Officer
Event Cardio Group, Inc.
2798 Thamesgate Drive
Mississauga, Ontario
Canada, L4T 4E8

> **Re: Event Cardio Group, Inc.**
> **Form 8-K**
> **Filed November 17, 2014**
> **File No. 000-52518**

Dear Mr. Bentivoglio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed November 17, 2014

Item 4.01

1. Since the same accountant did not report on the most recent financial statements of both the registrant and the accounting acquirer, it appears a change in accountants has occurred. Please amend your Form 8-K to also provide under Item 4.01 the disclosures required by Item 304 of Regulation S-K for the change in independent accountants. The accountant that no longer will be associated with the registrant's financial statements should be treated as the predecessor accountant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at 202 551-3774 if you have questions regarding these comments or related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining